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                                FORM OF RELEASE

KNOW ALL MEN BY THESE PRESENTS:

         That _______________, as RELEASOR, for good and valuable consideration from COSMAIR, INC. ("COSMAIR"), designated as RELEASEE, as that term is defined below, receipt of which is hereby acknowledged by RELEASOR, releases and discharges RELEASEE of and from all debts, obligations, liabilities, remedies, rights to indemnification (pursuant to statute, certificate of incorporation, bylaws, similar organizational documents or otherwise), reckonings, promises, covenants, agreements, contracts, endorsements, bonds, specialties, controversies, suits, actions, causes of action, trespasses, variances, judgments, extents, executions, damages, claims, counterclaims or demands in law or equity ("Claims") that RELEASOR ever had, now has or hereafter can, shall or may have from the beginning of the world to the date of this Release against RELEASEE arising from Claims that AM Cosmetics, Inc. and its subsidiaries, affiliates, divisions, joint venture partners, predecessors, successors, assignees, grantees and fiduciaries ("AM") and any of its current or former shareholders, owners, creditors, partners, directors, officers, employees, agents, representatives, servants, attorneys and agents ("AM - Related Parties") ever had, now has or hereafter can, shall or may have from the beginning of the world to the date of this Release against RELEASOR arising from RELEASOR's conduct, position or relationship with respect to AM; provided, however, that the foregoing Release shall apply to any such Claims of RELEASOR against RELEASEE only to the extent actual payment has not been made with respect to any such Claims pursuant to any and all applicable director's and officer's insurance






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policies referenced in Section 7.06(c) of the Agreement and Plan of Merger,
dated as of February , 2000, by and among COSMAIR, Crayon Acquisition Corp. and CARSON, INC. (the "Merger Agreement"), it being understood that COSMAIR will abide by its obligations under Section 7.06(c) of the Merger Agreement to maintain such policies and that COSMAIR shall be required to bear or make any deductible (but not any other cost sharing payment or arrangement) in connection with any such policies.

         The RELEASEE is defined to include COSMAIR, CARSON, INC. and all of their respective current and former partners, directors, officers, employees, agents, representatives, servants, attorneys, parents, subsidiaries, affiliates, divisions, joint venture partners, predecessors, successors, assignees, grantees, and fiduciaries. Nothing contained in this Release is intended to release Claims RELEASOR may have against AM or any of its current and former partners, directors, officers, employees, agents, representatives, servants, attorneys, parents, subsidiaries, affiliates, divisions, joint venture partners, predecessors, successors, assignees, grantees, and fiduciaries (excluding CARSON, INC. and its subsidiaries, divisions, predecessors and successor entities (other than AM)) acting solely in their capacities for AM.

         In the event that a Claim is asserted against RELEASOR by AM or any AM-Related Party, then COSMAIR shall cause CARSON, INC. to reasonably cooperate with RELEASOR in connection with the preparation of his defense. Such cooperation shall include reasonable access to available documents (and permission to make copies of same) and reasonable access to the then current officers, directors, employees and agents of CARSON, INC. or its predecessors.

         This release may not be changed orally.


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         IN WITNESS HEREOF, the said RELEASOR has executed this Release as of the date set forth below.

Dated: February , 2000

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                                                          [Name]







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